EXHIBIT C

EARNINGS RELEASE

FOR THE QUARTER ENDED DECEMBER 31 , 2002

FOX REPORTS SECOND QUARTER EBITDA GROWTH

OF 69% TO $577 MILLION

REVENUES INCREASE 15% TO $3.2 BILLION

Q U A R T E R  H I G H L I G H T S

•	Television Stations EBITDA up 24% on higher advertising revenues.

•	Strong ratings and advertising growth at Fox News Channel and FX as well as higher affiliate rates at the Regional Sports Networks drive EBITDA up 81% at Cable Network Programming.

•	Filmed Entertainment EBITDA more than doubles primarily on success of Ice Age worldwide home entertainment sales.

•	Fox Entertainment Group, Inc. issues an additional 50 million shares for net cash proceeds of approximately $1.2 billion.

NEW YORK, NY, February 12, 2003 – The Fox Entertainment Group (NYSE: FOX) today reported second quarter consolidated revenues of $3.2 billion, a 15% increase over the $2.7 billion in prior year and operating profit before depreciation and amortization (EBITDA) of $577 million, a 69% increase over the $342 million (before provision for sports contracts) reported a year ago. The year-on-year growth was driven by substantial increases in the Filmed Entertainment, Television Stations and Cable Network Programming segments.

Consolidated EBITDA(1)

	3 Months Ended December 31,		6 Months Ended December 31,
	2002	2001	2002	2001
	US $ Millions		US $ Millions
Filmed Entertainment	$274	$135	$392	$272
Television Stations	320	259	544	388
Television Broadcast Network	(149)	(125)	(152)	(163)
Cable Network Programming	132	73	260	116

	$577	$342	$1,044	$613
Provision for Sports Contracts	—	(909)	—	(909)

Consolidated EBITDA	$577	$(567)	$1,044	$(296)

Commenting on the results, Chairman and Chief Executive Officer Rupert Murdoch said:

“We are delighted with the 69 percent EBITDA growth we achieved in the second quarter. Such robust earnings growth is a reflection of the strong operating leverage and momentum we have at most of our businesses. Double-digit revenue gains at our cable and television station operations have translated into even stronger double-digit operating income growth as tight cost management resulted in improved operating margins. And our film business continues to thrive from its string of successful theatrical releases and from strong growth in the home entertainment market. Although we were disappointed with the performance of the FOX network in the second quarter, the worst is clearly behind it. Indeed, the unprecedented ratings surge we have delivered following the quarter positions us to end this television season equal to or better than last year’s numbers – a remarkable turnaround. Our second quarter results underscore the popularity of our media products and our continuing focus on cost-containment and a healthy balance sheet.”

During the first quarter of fiscal 2002, the Company adopted Statement of Financial Accounting Standard (“SFAS”) 142, “Goodwill and Other Intangible Assets” which eliminates the requirement to amortize both goodwill and identifiable intangible assets that have indefinite useful lives. It does require that goodwill and identifiable intangibles with indefinite lives be tested for impairment annually. As a result of SFAS 142, amortization expense has been reduced significantly as the Company no longer amortizes goodwill and identifiable intangibles with indefinite lives. Amortization expense for the second quarter of fiscal 2003 is zero as compared with $57 million in the second quarter a year ago.

Losses in equity of affiliates for the quarter of $12 million improved $46 million versus the same period a year ago principally due to the absence of losses associated with Fox Family Worldwide which was sold in October 2001 and an increase in subscribers at the National Geographic Channel partially offset by a player compensation charge at the Fox Sports Cable Networks associates. Also contributing to the improvement was lower amortization expense due to the adoption of SFAS 142.

Second quarter net income decreased to $283 million ($0.32 per share) as compared to net income of $455 million ($0.54 per share) in the prior year, which included gains from the sale of the Company’s interest in Fox Family Worldwide and its interest in Outdoor Life partially offset by a write-down of the Company’s national sports contracts. Excluding the effect of these items and assuming the Company adopted SFAS 142 at the beginning of fiscal 2002, income before the cumulative effect of accounting change for the second quarter a year ago would have been $84 million ($0.10 per share).

FILMED ENTERTAINMENT

The Filmed Entertainment segment reported second quarter EBITDA of $274 million, a $139 million improvement over the $135 million reported in the same period a year ago. This substantial increase was primarily driven by record-breaking worldwide home entertainment sales led by the performance of Ice Age as well as contributions from Star Wars Episode II: Attack of the Clones, Behind Enemy Lines, Like Mike and catalog titles. These contributions were partially offset by the impact of marketing costs for several successful second and third quarter theatrical releases. Prior-year results were primarily driven by the worldwide home entertainment performance of Planet of the Apes and Dr. Dolittle 2.

Twentieth Century Fox Television (TCFTV) contributions increased versus the second quarter a year ago primarily reflecting higher syndication profits from King of the Hill and The X-Files as well as increased network license fees for The Practice. Additionally, continued momentum in home entertainment sales, most notably from The Simpsons and 24, contributed to the year-on-year growth. During the quarter, several of TCFTV’s new shows, including Cedric the Entertainer on FOX and Still Standing on CBS, sustained solid ratings, while a number of returning shows, including The Simpsons, 24, King of the Hill and Malcolm in the Middle, continued to perform extremely well, ranking number one in their time slots among adults 18-49.

TELEVISION STATIONS

At the Fox Television Stations (FTS) second quarter EBITDA grew $61 million over a year ago largely as a result of stronger advertising revenue. The advertising market was buoyed by increased spending particularly among the automotive, fast food, movie and telecommunication categories, while also benefiting from strong political advertising. Additionally, current-year earnings growth continued to be fueled by margin expansion primarily from cost reductions achieved through FTS’ integration of its duopoly stations.

TELEVISION BROADCAST NETWORK

At the Fox Broadcasting Company, second quarter EBITDA losses increased compared to a year ago. Higher advertising revenues were more than offset by a rise in primetime programming costs reflecting the cancellation of several new series as well as increased promotional spending for the current season. Following the end of the quarter, the network premiered several shows that are handily winning their time slots among all key demographics, including American Idol 2, the highest rated show on network television among Adults 18-49 and Joe Millionaire, the number one new show of the 2002-2003 season.

CABLE NETWORK PROGRAMMING

Cable Network Programming, comprising the Fox News Channel (FNC), Fox Sports Networks (including the Regional Sports Networks (RSNs), the FX Channel (FX) and Speed Channel), the Los Angeles Dodgers and other cable-related businesses, reported second quarter EBITDA of $132 million, an improvement of $59 million over last year’s results. This success reflects strong growth across all of the Company’s primary cable television channels.

The Fox News Channel more than tripled its EBITDA versus the second quarter a year ago due to strong ad sales growth in conjunction with relatively flat operating costs. FNC finished the calendar year with its fourth consecutive quarter as the most watched cable news network – fiscal second quarter viewership was 29% greater than that of its nearest competitor on a 24-hour basis and 33% higher in primetime.

Fox Sports Networks’ EBITDA improved 56% during the quarter, driven primarily by double-digit revenue growth at both the RSNs and FX. The revenue increase at the RSNs was largely due to higher affiliate rates and an increase in the number of DTH subscribers. The growth at FX was the result of increases in both advertising and affiliate revenues that were fueled by strong ratings gains, higher pricing and a 6% increase in subscribers over the past year. Subsequent to quarter-end, FX debuted the second season of The Shield, which premiered with the highest second season ratings in basic cable history, in addition to winning Golden Globes for Best Drama Series and Best Actor in a Drama Series.

(1) Operating Income Before Depreciation and Amortization is defined as operating income (loss) plus depreciation and amortization and amortization of cable distribution investments. Depreciation and amortization expense includes the amortization of acquired intangible assets. Amortization of cable distribution investments represents a reduction against revenues over the term of a carriage arrangement and as such it is excluded from Operating Income Before Depreciation and Amortization.

To receive a copy of this press release through the Internet, access Fox’s corporate Web site located at http://www.fox.com

Audio from Fox’s meeting with analysts on the second quarter results can be heard live on the Internet at 4:45 p.m. Eastern Standard Time today. To listen to the call, visit http://www.fox.com

Cautionary Statement Concerning Forward-Looking Statements

This document contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors. More detailed information about these and other factors that could affect future results is contained in our filings with the Securities and Exchange Commission. The “forward-looking statements” included in this document are made only as of the date of this document and we do not have any obligation to publicly update any “forward-looking statements” to reflect subsequent events or circumstances, except as required by law.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except for per share amounts)

	3 Months Ended December 31,		6 Months Ended December 31,
	2002	2001	2002	2001
	(Unaudited)		(Unaudited)
Revenues	$3,150	$2,741	$5,494	$4,806
Expenses
Operating	2,296	2,123	3,882	3,638
Selling, general and administrative	309	304	631	609
Depreciation and amortization	45	100	92	203
Provision for sports contracts	—	909	—	909

Operating income (loss)	500	(695)	889	(553)
Other income (expense):
Interest expense, net	(49)	(66)	(95)	(138)
Equity earnings (losses) of affiliates	(12)	(58)	(10)	(109)
Minority interest in subsidiaries	(7)	(11)	(16)	(22)
Other items, net	—	1,585	—	1,585

Income before provision for income taxes and cumulative effect of accounting change	432	755	768	763
Provision for income tax expense on stand-alone basis	(149)	(300)	(271)	(304)

Income before cumulative effect of accounting change, net of tax	283	455	497	459
Cumulative effect of accounting change, net	—	—	—	(26)

Net income	$283	$455	$497	$433

Basic and diluted earnings per share before cumulative effect of accounting change	$0.32	$0.54	$0.58	$0.56
Basic and diluted cumulative effect of accounting change, net of tax, per share	—	—	—	(0.04)

Basic and diluted earnings per share	$0.32	$0.54	$0.58	$0.52

Basic and diluted weighted average number of common equivalent shares outstanding	874	847	862	827

SEGMENT INFORMATION

(in millions)

	3 Months Ended December 31,		6 Months Ended December 31,
	2002	2001	2002	2001
	(Unaudited)		(Unaudited)
Revenues
Filmed Entertainment	$1,338	$1,117	$2,221	$2,056
Television Stations	593	526	1,107	922
Television Broadcast Network	749	722	1,173	1,042
Cable Network Programming	470	376	993	786

Total Revenues(1)	$3,150	$2,741	$5,494	$4,806

EBITDA
Filmed Entertainment	$274	$135	$392	$272
Television Stations	320	259	544	388
Television Broadcast Network	(149)	(125)	(152)	(163)
Cable Network Programming	132	73	260	116

	$577	$342	$1,044	$613
Provision for Sports Contracts	—	(909)	—	(909)

Total EBITDA	$577	$(567)	$1,044	$(296)

Operating Income
Filmed Entertainment	$260	$121	$365	$244
Television Stations	305	206	514	284
Television Broadcast Network	(154)	(130)	(162)	(173)
Cable Network Programming	89	17	172	1

	$500	$214	$889	$356
Provision for Sports Contracts	—	(909)	—	(909)

Total Operating Income	$500	$(695)	$889	$(553)

(1)	In January 2002, the Company adopted EITF No. 01-09 “Accounting for the Consideration Given by a Vendor to a Customer or a Reseller of the Vendors’ Products” and as a result has reclassified the amortization of cable distribution investments against revenue as detailed in the following table:

	3 Months Ended December 31,		6 Months Ended December 31,
	2002	2001	2002	2001
	US $ Millions		US $ Millions
Gross Revenues	$3,182	$2,769	$5,557	$4,860
Amortization of cable distribution investments	(32)	(28)	(63)	(54)

Revenues	$3,150	$2,741	$5,494	$4,806